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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

            Integrated Surgical Systems, Inc., a Delaware corporation
            ---------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                   45812Y 10-8
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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CUSIP No.  45812Y 10-8                 13G                 Page 2   of 4   Pages
          ------------                                         ---    ---

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons
     Sutter Health/California Healthcare System, a California nonprofit public benefit corporation
     94-2788907
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
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Number of Shares              (5) Sole Voting
 Beneficially                       Power              593,538
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power               18,069
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              593,538
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power              18,069
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     611,607
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     18.2%
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(12) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               PAGE 3 OF 4 PAGES

ITEM 1.

          (a) The name of the issuer to which this Schedule 13G relates is Integrated Surgical Systems, Inc., a Delaware corporation ("ISS").

          (b) The issuer's principal executive offices are located at 829 West Stadium Lane, Sacramento, California 95834.

ITEM 2.

          (a) The name of the person filing this Schedule 13G is Sutter Health/California Healthcare System, a California nonprofit public benefit corporation ("Sutter/CHS").

          (b) Sutter/CHS' principal office is located at One Capitol Mall, Sacramento, California 95814.

          (c)  Not applicable.

          (d) The title of class of securities that Sutter/CHS beneficially owns is common stock of ISS.

          (e)  The CUSIP Number of ISS' common stock is 45812Y 10-8.

ITEM 3.

          Not applicable - this Schedule 13G is being filed pursuant to Rule 13d-1(c) rather than Rules 13d-1(b) or 13d-2(b).

ITEM 4.   OWNERSHIP

          (a) Sutter/CHS owns 593,538 shares of common stock of ISS. In addition, Sutter/CHS may be deemed to share beneficial ownership of another 18,069 shares of common stock of ISS as follows: Sutter/CHS owns 100% of the outstanding stock of Sutter Ventures, Ltd., a California corporation ("Sutter Ventures"), and Sutter Ventures owns 4.1697692% general partnership interest (the sole general partnership interest) in Sutter Health Venture Partners I, L.P., a California limited partnership ("Sutter Health Venture Partners"); Sutter/CHS has the right to elect all the directors of Sutter Ventures; and Sutter Health Venture Partners owns 18,069 shares of common stock of ISS.

     Since Sutter/CHS owns 100% of Sutter Ventures and Sutter Ventures is the sole general partner of Sutter Health Venture Partners, Sutter/CHS and Sutter Health Venture Partners may be deemed to share voting and dispositive power with respect to the 18,069 shares of common stock of ISS owned by Sutter Health Venture Partners.

          (b) Based on the 3,351,641 shares of common stock outstanding as reported by ISS in its final Prospectus dated November 21, 1996, Sutter/CHS would

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                                                               PAGE 4 OF 4 PAGES


have beneficial ownership, directly or indirectly, of 18.2% of the outstanding common stock of ISS (593,538 shares plus 18,069 shares divided by 3,351,641 shares).

          (c)  See Items 5, 6, 7 and 8 on the cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable - this Schedule 13G is being filed pursuant to Rule 13d-1(c) rather than Rule 13d-1(b).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify and believe that the information set forth in this statement is true, complete and correct.

                                           January 23, 1997
                                   ---------------------------------------
                                                  Date

                                        /s/ Gary F. Loveridge
                                   ---------------------------------------
                                                Signature

                                   Gary F. Loveridge  Assistant Secretary
                                   ---------------------------------------
                                               Name/Title